UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number: 000-51180

Intercept Energy Services Inc.

(Translation of registrant's name into English)

600-666 Burrard Street Vancouver BC V6C 3P6
Randy Hayward, President and CEO, Tel: 250-247-8689; Fax: 250-247-2053

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

Intercept Energy Services Inc has distributed Exhibits 99.1 to 99.4 (inclusive) to the applicable Canadian securities regulators and to shareholders who requested same, to disseminate its interim financial statements and related materials for the Quarter Ended March 31, 2014.

SUBMITTED HEREWITH

Exhibits

99.1	March 31, 2014 Financial Statements
99.2	March 31, 2014 Management Discussion and Analysis
99.3	CEO Certification
99.4	CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intercept Energy Services Inc.

/s/ Randy Hayward
Randy Hayward
Chief Executive Officer

May 30, 2014